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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 1)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)





                             Korea Equity Fund, Inc.
                             -----------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    50063B104
                                 --------------
                                 (CUSIP Number)


                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 28, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 50063B104                    13D                           PAGE 2 of 6
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       1,716,900
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     1,716,900
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,716,900
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.41%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
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                               (Page 2 of 6 Pages)
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CUSIP NO. 50063B104                    13D                           PAGE 3 of 6
===================                                                  ===========

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       1,716,900
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     1,716,900
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,716,900
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.41%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
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                               (Page 3 of 6 Pages)
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CUSIP NO. 50063B104                    13D                           PAGE 4 of 6
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This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on September 2, 2005 (the "Original Schedule 13D"), by City of London Investment Group PLC ("City of London") and City of London Investment Management Company Limited relating to the shares of common stock, par value $0.01 per share (the "Shares"), of Korea Equity Fund, Inc., a Maryland corporation (the "Fund"). This Amendment No. 1 amends Item 5 of the Original
Schedule 13D. All other information in the Original Schedule 13D remain in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         Items 5(a) and 5(b) below are hereby amended and restated in their entirety and Item 5(c) is hereby amended as follows:

         (a) and (b). As of the date hereof, EWF, GEM, IEM, GFM I, FREE, and the Accounts owned directly 218,376, 251,776, 49,560, 251,776, and 751,337,
         Shares, respectively, representing approximately 2.31%, 2.60%, 2.99%, 0.59%, 2.99%, and 8.93%, respectively, of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

         As of the date hereof, CLIG, through its control of CLIM, is the beneficial owner of 1,716,900 Shares, representing approximately 20.41% of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

         As of the date hereof, CLIM, through EWF, GEM, IEM, GFM I, FREE, and the Accounts, is the beneficial owner of 1,716,900 Shares, representing approximately 20.41% of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

         (c). Except as described below, no transactions in the Shares were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Item 2, in the last 60 days.


--------------------------------------------------------------------------------
                TRADE        TRAN     PAR VALUE          TRADE           CASH
PORTFOLIO       DATE         TYPE      /SHARES           PRICE           DEBIT
--------------------------------------------------------------------------------
TDX            12/1/2005     SELL      1,000.00           8.73          8,699.63
--------------------------------------------------------------------------------
TDX            12/5/2005     SELL      4,300.00         8.6528         37,076.48
--------------------------------------------------------------------------------
ACCOUNTS        1/6/2006     SELL      2,400.00          10.29         24,623.24
--------------------------------------------------------------------------------
ACCOUNTS        1/9/2006     SELL      8,360.00           10.4         86,690.53
--------------------------------------------------------------------------------
GFM I           1/9/2006     SELL          1140           10.4         11,821.43
--------------------------------------------------------------------------------
ACCOUNTS       1/10/2006     SELL     13,300.00          10.32        136,852.78
--------------------------------------------------------------------------------
ACCOUNTS       1/11/2006     SELL      6,700.00           10.3         68,806.88
--------------------------------------------------------------------------------
ACCOUNTS       1/12/2006     SELL     14,300.00         10.235        145,927.01
--------------------------------------------------------------------------------
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CUSIP NO. 50063B104                    13D                           PAGE 5 of 6
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EWF            1/12/2006     SELL      3,600.00         10.235         36,736.86
--------------------------------------------------------------------------------
ACCOUNTS       1/17/2006     SELL      3,000.00          10.24         38,796.79
--------------------------------------------------------------------------------
GBL            2/21/2006     SELL          4700        10.5513         49,448.58
--------------------------------------------------------------------------------
GBL            2/22/2006     SELL     28,700.00        10.6397        304,489.01
--------------------------------------------------------------------------------
ACCOUNTS       2/23/2006     SELL     37,800.00        10.9287        411,958.18
--------------------------------------------------------------------------------
EWF            2/23/2006     SELL     29,700.00        10.9287        323,681.42
--------------------------------------------------------------------------------
ACCOUNTS       2/24/2006     SELL     18,750.00           11.1        346,874.91
--------------------------------------------------------------------------------
EWF            2/24/2006     SELL      6,250.00           11.1         69,374.97
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EWF            2/27/2006     SELL     18,750.00        11.3067        212,000.60
--------------------------------------------------------------------------------
GFM I          2/27/2006     SELL      7,500.00        11.3067         84,800.22
--------------------------------------------------------------------------------
ACCOUNTS       2/27/2006     SELL    123,750.00        11.3067      1,611,204.60
--------------------------------------------------------------------------------
ACCOUNTS       2/28/2006     SELL     30,000.00        11.3972        586,955.68
--------------------------------------------------------------------------------
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CUSIP NO. 50063B104                    13D                           PAGE 6 of 6
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 10, 2006



                                                      CITY OF LONDON INVESTMENT
                                                      GROUP PLC


                                                      __________________________
                                                      Name:  Barry M. Olliff
                                                      Title: Director






                                                      CITY OF LONDON INVESTMENT
                                                      MANAGEMENT COMPANY LIMITED


                                                      __________________________
                                                      Name:  Barry M. Olliff
                                                      Title: Director